

June 22, 2012

Via E-mail
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re:** **China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 8-K January 27, 2010**
> **Filed January 28, 2010**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your June 4, 2012 response to our May 18, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending the above filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or that an amendment is required, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments and information you provide in response to these comments, we may have additional comments.

Form 10-K/A (Amendment No. 1)
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. Please refer to your response to our comment one. We believe you should revise your financial statements to correct the errors resulting from reserves set aside for product sales remaining in the distribution channel. Please amend your Form 10-K/A filed on April 15, 2011 and your September 30, 2011 Form 10-Q filed on November 14, 2011, accordingly.

<u>Note 5 Other Receivables, page F-11</u>

2. You indicated in your March 15, 2012 response to comment five of our February 29, 2012 letter that you intend to correct public disclosures regarding the sale of the Qitaihe City Assets. Until these corrected disclosures are reflected in publicly available amended filings, we continue to rely on the facts as publicly disclosed and believe recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

3. The amended filing should also make the necessary corrections to the cash flow statement referenced in your response to comment four in your letter dated December 1, 2011.

      You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                              Sincerely,

                              /s/ Jim B. Rosenberg

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant